Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, California 92108
619-881-2800

February 27, 2014

VIA EDGAR

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:                      Mark Wojciechowski, Staff Accountant

RE:          Royale Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 16, 2013
File No. 000-22750

Dear Mr. Wojciechowski:

This letter responds to your letter dated February 10, 2013, to Donald H. Hosmer regarding our Form 10-K for the year ended December 31, 2012.  The following numbered responses correspond to the numbered comments in your February 10 letter.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1.
Within the table outlining the effects of the restatement beginning on page three of your response, you indicate that only a portion of total turnkey drilling revenues will be eliminated as a result of the restatement, and that for the year ended December 31, 2012 and for the nine months ended September 30, 2013, the ‘As Restated’ amount of turnkey drilling revenues will be $792,330 and $899,604, respectively.

We further note your proposed revenue recognition policy disclosure which states “Royale Energy earns a portion of its revenues from turnkey drilling agreement arrangements whereby Royale Energy charges participants a fee for services of drilling the well, administration and oversight…Royale Energy recognizes revenue from a turnkey drilling agreement upon completion of services using the percentage of completion contract method on a completed well by well basis and provided that there are no continuing obligations to perform under the turnkey drilling agreement.”

As discussed in our phone conversation on January 8, 2014, the activities associated with your turnkey drilling agreements should not be regarded as a separate earnings process; but rather, as a pooling of assets in a joint undertaking, whereas proceeds from investors in your drilling programs are reported initially as a deferred liability, then reduced as costs to complete your obligations are incurred, with any excess upon completion booked against your property account to reduce any basis in your own interests.

Therefore, please ensure that the amounts you indicate would be reported as ‘Turnkey Drilling’ revenues represent funds received from turnkey drilling partners in excess of all costs you incur on the drilling programs (e.g., lease acquisition, exploration and development cost), including costs incurred on behalf of investors and costs incurred for your own account; and are recognized only upon making this determination after your obligations have been fulfilled. In addition, any amounts that meet this criteria should be reported as gains on turnkey drilling programs, or a similarly titled caption, rather than turnkey drilling revenues, as this term is inconsistent with the accounting prescribed.

Please revise your revenue recognition accounting policy disclosure to replace your discussion of revenues earned under your turnkey drilling arrangements, including your reference to services provided and the percentage of completion contract method, with a discussion of the accounting required for a pooling of assets in a joint undertaking under the successful efforts methodology, as outlined above.

Please submit the revisions that you propose to resolve these concerns; also the disclosure that is necessary to clarify the status of your drilling programs at each balance sheet date, including quantification of the deferred liability, disposition of funds booked against your property account upon completing your obligations, and any excess recognized in the Statements of Operations each period. If you require further clarification or guidance, please contact us by telephone in the course of formulating your reply.

Response: The Company will revise its revenue recognition policy and disclosure on property, plant and equipment in light of your February 10 letter.  The notes to the financial statements will describe its revised policies as follows.  Because these policies have been completely rewritten, we have not included a redline showing changes.

Revenue Recognition

Royale Energy generally sells crude oil and natural gas under short-term agreements at prevailing market prices. Revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured.

Revenues from the production of oil and natural gas properties in which the Royale Energy has an interest with other producers are recognized on the basis of Royale Energy’s net working interest. Differences between actual production and net working interest volumes are not significant.

Property, Plant and Equipment

Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method, which is based on estimated asset service life taking obsolescence into consideration.  Maintenance and repairs, including planned major maintenance, are expensed as incurred.  Major renewals and improvements are capitalized and the assets replaced are retired.

The project construction phase commences with the development of the detailed engineering design and ends when the constructed assets are ready for their intended use.  Interest costs, to the extent they are incurred to finance expenditures during the construction phase, are included in property, plant and equipment and are depreciated over the service life of the related assets.

Royale Energy uses the “successful efforts” method to account for its exploration and production activities.  Under this method, Royale Energy accumulates its proportionate share of costs on a well-by-well basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred,   and capitalizes expenditures for productive wells.  Royale Energy amortizes the costs of productive wells under the unit-of-production method.

Royale Energy carries, as an asset, exploratory well costs when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where Royale Energy is making sufficient progress assessing the reserves and the economic and operating viability of the project.  Exploratory well costs not meeting these criteria are charged to expense. Other exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred.

Acquisition costs of proved properties are amortized using a unit-of-production method, computed on the basis of total proved oil and gas reserves.

Capitalized exploratory drilling and development costs associated with productive depletable extractive properties are amortized using unit-of-production rates based on the amount of proved developed reserves of oil and gas that are estimated to be recoverable from existing facilities using current operating methods.

Under the unit-of-production method, oil and gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank.

Production costs are expensed as incurred. Production involves lifting the oil and gas to the surface and gathering, treating, field processing and field storage of the oil and gas. The production function normally terminates at the outlet valve on the lease or field production storage tank. Production costs are those incurred to operate and maintain Royale Energy’s wells and related equipment and facilities. They become part of the cost of oil and gas produced. These costs, sometimes referred to as lifting costs, include such items as labor costs to operate the wells and related equipment; repair and maintenance costs on the wells and equipment; materials, supplies and energy costs required to operate the wells and related equipment; and administrative expenses related to the production activity.

Proved oil and gas properties held and used by Royale Energy are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Royale Energy estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. Cash flows used in impairment evaluations are developed using annually updated evaluation assumptions for crude oil commodity prices.  Annual volumes are based on field production profiles, which are also updated annually. Prices for natural gas and other products are based on assumptions developed annually for evaluation purposes.

Impairment analyses are generally based on proved reserves.  An asset group would be impaired if the undiscounted cash flows were less than its carrying value.  Impairments are measured by the amount the carrying value exceeds fair value.

Significant unproved properties are assessed for impairment individually, and valuation allowances against the capitalized costs are recorded based on the estimated economic chance of success and the length of time that Royale Energy expects to hold the properties.  The valuation allowances are reviewed at least annually.

Upon the sale or retirement of a complete field of a proved property, Royale Energy eliminates the cost from its books, and the resultant gain or loss is recorded to Royale Energy’s Statement of Operations.  Upon the sale of an entire interest in an unproved property where the property has been assessed for impairment individually, a gain or loss is recognized in Royale Energy’s Statement of Operations.  If a partial interest in an unproved property is sold, any funds received are accounted for as a recovery of the cost in the interest retained with any excess funds recognized as a gain. Should Royale Energy’s turnkey drilling agreements include unproved property, total drilling costs incurred to satisfy its obligations are recovered by the total funds received under the agreements.  Any excess funds are recorded as a Gain on Turnkey Drilling Programs, and any costs not recovered are capitalized and accounted for under the “successful efforts” method.

Losses on properties sold are recognized when incurred or when the properties are held for sale and the fair value of the properties is less than the carrying value.

Royale Energy sponsors turnkey drilling agreement arrangements in unproved properties as a pooling of assets in a joint undertaking, whereby proceeds from participants are reported as Deferred Drilling Obligations, and then reduced as costs to complete its obligations are incurred with any excess booked against its property account to reduce any basis in its own interest.  Gains on Turnkey Drilling Programs represent funds received from turnkey drilling participants in excess of all costs Royale incurs during the drilling programs (e.g., lease acquisition, exploration and development costs), including costs incurred on behalf of participants and costs incurred for its own account; and are recognized only upon making this determination after Royale’s obligations have been fulfilled.

The contracts require the participants pay Royale Energy the full contract price upon execution of the agreement.   Royale Energy completes the drilling activities typically between 10 and 30 days after drilling begins.  The participant retains an undivided or proportional beneficial interest in the property, and is also responsible for its proportionate share of operating costs.

Royale Energy retains legal title to the lease.  The participants purchase a working interest directly in the well bore.

In these working interest arrangements, the participants are responsible for sharing in the risk of development, but also sharing in a proportional interest in rights to revenues and proportional liability for the cost of operations after drilling is completed and the interest is conveyed to the participant.

At December 31, 2013, Royale Energy had a Deferred Drilling Obligation of $6,125,9331.  During the year, it disposed of $8,028,190* upon completing its obligation resulting in a gain of $2,008,734*.  Royale expects to dispose of approximately $2.8 million in the first six months of 2014 with the remaining $3.3 million disposed of by the end of 2014.

2.
Please submit the error correction disclosures necessary to comply with the successful efforts method of accounting for your drilling programs, also the revisions you will make to your segment information, relating to amounts previously segregated for turnkey drilling arrangements. Please ensure that your error correction disclosures address the extent to which you are also adjusting for periods that precede the earliest date covered by your financial statements, and explain how this amount and the other figures have been calculated. If you plan to continue reporting drilling programs in a separate segment, tell us how the activity would be differentiated from your oil and gas producing and exploration segment and submit the accompanying tables and narratives.

Response:  As discussed in our phone conversation on January 8, 2014, we will no longer regard our turnkey drilling agreement activities as a separate earnings process.  Therefore, Royale will no longer report separate segment information for amounts relating to its turnkey drilling arrangements.  The financial statement note, “Financial Information Relating to Industry Segments” (Note 5 to the 2012 Financial Statements) will be eliminated.

Additionally, Royale will also ensure that our error correction disclosures in the 2013 Form 10K address the extent to which it adjusted for periods that preceded the earliest date covered in the financial statements, and how this amount and other amounts were calculated.  Below is that disclosure.

In response to comments from the staff of the Securities and Exchange Commission’s Division of Corporation Finance, and after consultation with the Company’s Chief Financial Officer and with Padgett Stratemann & Co., LLP, the Company’s independent registered public accounting firm, the Audit Committee concluded that the Company’s revenue recognition policies incorrectly recognized (a) amounts received from sales of direct working interests to third parties as revenue, and (b) expenditures to complete development obligations for those working interests as expense.  Rather, the receipt of funds from sales of direct working interests should be treated as a recovery of the Company’s capitalized costs of oil and gas properties until such costs are fully recovered.  Accordingly, the financial statements as of December 31, 2012, and for the year then ended, have been restated to correct an error in our method of revenue recognition to reduce its basis in oil and gas properties, and to reduce both revenue and expense related to turnkey drilling and related depreciation expense. Changes occurred in Retained Earnings, Deferred Income Tax Asset, Turnkey Drilling Revenue, Drilling and Development Expenses, Lease Impairment Expense, and Oil and Gas Properties (Successful Efforts Basis) and Equipment and Fixtures.

The revisions to the balance sheet dated December 31, 2013, results in a reduction of the carrying value of the Company’s oil and gas properties, although there has been no change in the actual ownership, market value, or reserve value (at December 31,2013) of those properties.  The revision to the operating statement for fiscal 2012 reduces revenue from turnkey drilling activity and reduces expenses from turnkey drilling and development, lease impairment, and depreciation, depletion and amortization, but the revision does not materially change net income for the year in 2012.

Royale’s Oil and Gas Properties (Successful Efforts Basis) and Equipment and Fixtures were evaluated at December 31, 2011 based upon the revised policies.  An adjustment of $4,456,933 was recorded against Royale’s oil and gas properties offset by corresponding entries to its deferred tax asset and retained earnings.

For a detailed explanation of the changes to the Company’s revenue recognition policies and its effect on the Company’s balance sheet and statement of operations, see our revenue recognition policy and policy on property, plant and equipment.

The following table illustrates the effect of these changes in 2012.

As of December 31, 2012
	As Previously Reported	Adjustment	As Restated
Balance Sheet
ASSETS:
Oil and Gas Properties (Successful Efforts Basis) and Equipment and Fixtures	$10,955,797	$(4,433,611)	$6,522,186
Total Assets	17,503,335	(4,433,611)	13,069,724
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT):
Accumulated Deficit	(34,186,930)	(4,433,611)	(38,620,541)
Total paid in capital and accumulated deficit	662,593	(4,433,611)	(3,771,018)
Total Stockholder’s Equity (Deficit)	662,593	(4,433,611)	(3,771,018)
Total Liabilities and Stockholder’s Equity (Deficit)	$17,503,335	$(4,433,611)	$13,069,724

Statement of Operations
REVENUES:
Turnkey Drilling	$2,028,863	$(2,028,863)	$ 0
Total Revenues	4,394,745	(2,028,863)	2,365,882
COSTS AND EXPENSES
Turnkey Drilling and Development	449,536	(449,536)	0
Lease Impairment	200,778	(55,317)	145,461
Depreciation, Depletion and Amortization	1,448,002	(783,871)	664,131
Total Costs and Expenses	8,741,001	(1,288,724)	7,452,277
Gain on Turnkey Drilling Programs	0	763,461	763,461
Income From Operations	(4,338,156)	23,322	(4,314,834)
Income (Loss) Before Income Tax Expense	(4,526,117)	23,322	(4,502,795)
Income Tax Provision	7,434,909	1,752,912	9,187,821
Net Income (Loss)	$(11,961,026)	$(1,729,590)	$(13,690,616)
Comprehensive Income (Loss)	$(11,964,061)	$(1,729,590)	$(13,693,651)

We trust that our letter fully responds to your comments.  If you have additional questions or comments, please contact our legal counsel, Lee Polson, Strasburger & Price, LLP, 720 Brazos Street, Suite 720, Austin Texas 78701 (telephone 512.499.3626, fax 512.536.5719; email lee.polson@strasburger.com).  Lee will see to it that the appropriate people at Royale Energy are informed and become involved in answering your comments.

Very truly yours,

/s/ Stephen M. Hosmer
Stephen M. Hosmer,
Co-President, Co-Chief Executive Officer and
Chief Financial Officer

* Subject to adjustment on completion of 2013 audit.  See table contained in Response #2.